UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

Recurring Net Income

R$6.8 billion

+34.5% in 12 months (3Q21 x 3Q20)
+7.1% in the quarter (3Q21 x 2Q21)

Accrued ROAE
18.3%

+5.4 p.p. in 12 months
+0.1 p.p. in the quarter

12-month ER
45.4%

Improvement of 1.8 p.p. in 12 months

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.2 bi

+2.6% in 12 months
+104.1% in the quarter

Fee and Commission Income

R$8.8 bi

+7.8% in 12 months
+4.1% in the quarter

Client Portion

R$14.1 bi

+9.8% in 12 months
+4.3% in the quarter

9.0% of **spread growth** in the **3Q21**

Expanded ALL

R$3.4 bi

-39.9% in 12 months
-3.7% in the quarter

Expanded loan portfolio

R$773.3 bi

+16.4% in 12 months
+6.5% in the quarter

Loans authorized through digital channels

approximately **R$30** bi

Individuals R$15 bi

+58% in 12 months

approximately **80%** through the **app channel (mobile)**

Analysis of the 3Q21 Income

We closed the quarter reaching the expressive recurring net income of R$6.8 billion, the second largest of our historical series, registering significant evolutions in relation to all the comparative periods (2Q21, 3Q20 and 9M20). The key motivators of the income obtained were the strong recovery of the insurance, and the good performance with net interest income (client portion) and fee and commission income, allied to the lower ALL expenses, even with the significant growth of the loan portfolio. The indicators of accrued profitability (ROAE and ROAA) remained in constant evolution, reaching 18.3% and 1.6%, respectively, presenting an improvement in all the comparative periods.

The expanded loan portfolio had a growth of 16.4% in 12 months and 6.5% in the quarter, highlighting the strong acceleration of the Individuals portfolio that had an evolution of 24.7% in 12 months and 6.3% in the quarter, driven by the operations of real estate financing, credit card, and payroll-deductible loans. In the corporate portfolio, we highlight the operations of SMEs, which have evolved 27.8% in the year and 9.1% in the quarter.

The Basel Ratio Tier 1 ended the quarter at 13.7%.

In September 2021, the extension portfolio net of amortizations totaled R$36.2 billion, showing a reduction of 35.4% since June 2020 and 12.3% in the last quarter. The balance of operations in grace period totaled R$2.3 billion. Operations in arrears over 30 days reached R$3.0 billion, which represents delinquency of 0.5%, an improvement of 0.1 p.p. compared to the previous quarter.

Despite the increase of the loan portfolio, and the maintenance of the coverage ratio over 90 days at levels above 300%, there was a strong decrease in the Expanded ALL, reflecting the quality of the processes for lending and the production mix practiced.

In September 2021, the total delinquency ratio above 90 days presented a slight increase in comparison to the previous quarter, remaining at the lowest levels of the historical series. In relation to 3Q19, the period before the pandemic, the ratio improved 1.0 p.p.

The net interest income reached R$15.7 billion, with emphasis on the good performance of the client portion, which evolved more than 4% in the quarter, reaching a spread of 9.0%.

The resumption of the economic activity started in the 2Q21 and the growth of business in the 3Q21 boosted the performance of fee and commission income, which reached the mark of R$8.8 billion, surpassing the periods that preceded the pandemic (3Q19). The highlights in this period are for the evolutions in revenues with cards, checking account, consortia and loan operations, which had a growth in all the comparative periods.

The operating expenses presented a reduction of 2.5% in the accumulated of nine months, evidencing the Management's actions in the efficient management of costs, which contributed to an improvement of about 2 p.p. in the efficiency ratio accrued over 12 months (3Q21 x 3Q20). In relation to the previous quarter and the 3Q20, there was an impact of the collective bargaining agreement that occurred as of September 2021, whose adjustment rate was around 11%.

The 3Q21 was marked by the strong recovery of the income from insurance operations, which have evolved more than 100% in the quarter, motivated by the reduction of the frequency of the events related to Covid-19 along with the advancement of the financial income, reflecting the behavior of the economic-financial ratios.

This quarter we revised our Guidance. (Page 33).


Recurring Net Income
R$ million
5,031
26.3
73.7
6,319
10.4
89.6
6,767
22.8
77.2
12,657
30.4
69.6
19,602
19.5
80.5
3Q20
2Q21
3Q21
9M20
9M21
Banking Activities %
Insurance Activities %


ROAE
%
15.2
17.6
18.6
12.9
18.3
3Q20
2Q21
3Q21
9M20
9M21


12-month ER
%
47.2
45.7
45.4
47.2
45.4
3Q20
2Q21
3Q21
9M20
9M21

R$ million (unless otherwise stated)	3Q21	2Q21	3Q20	9M21	9M20	Variation % (unless otherwise stated) 3Q21 x 2Q21	3Q21 x 3Q20	9M21 x 9M20
Recurring Income Statement								
Recurring Net Income [1]	6,767	6,319	5,031	19,602	12,657	7.1	34.5	54.9
Book Net Income	6,648	5,974	4,194	18,775	11,082	11.3	58.5	69.4
Operating Income	10,591	9,519	7,342	29,879	18,443	11.3	44.3	62.0
Net Interest Income	15,702	15,738	15,288	47,018	46,471	(0.2)	2.7	1.2
Expanded ALL	(3,358)	(3,487)	(5,588)	(10,752)	(21,186)	(3.7)	(39.9)	(49.2)
Fee and Commission Income	8,756	8,412	8,121	25,235	24,030	4.1	7.8	5.0
Operating Expenses (Personnel, Administrative and Other Operating Income / (Expenses))	(11,882)	(10,990)	(11,724)	(34,075)	(34,940)	8.1	1.3	(2.5)
Income from Insurance, Pension Plans and Capitalization Bonds	3,213	1,574	3,131	7,924	9,840	104.1	2.6	(19.5)
Statement of Financial Position								
Total Assets	1,716,168	1,672,753	1,659,687	1,716,168	1,659,687	2.6	3.4	3.4
Loans - Expanded Loan Portfolio	773,323	726,453	664,414	773,323	664,414	6.5	16.4	16.4
- Individuals	303,479	285,620	243,404	303,479	243,404	6.3	24.7	24.7
- Companies	469,844	440,833	421,010	469,844	421,010	6.6	11.6	11.6
Shareholders' Equity	147,606	146,488	137,461	147,606	137,461	0.8	7.4	7.4
Assets under Management	2,627,596	2,593,201	2,474,764	2,627,596	2,474,764	1.3	6.2	6.2
Capital and Liquidity - %								
Total Ratio	15.2	16.0	15.1	15.2	15.1	(0.8) p.p.	0.1 p.p.	0.1 p.p.
Tier I Capital	13.7	14.1	12.9	13.7	12.9	(0.4) p.p.	0.8 p.p.	0.8 p.p.
Liquidity Coverage Ratio (LCR)	145.5	156.0	184.6	145.5	184.6	(10.5) p.p.	(39.1) p.p.	(39.1) p.p.
Net Stable Funding Ratio (NSFR)	115.2	116.1	120.9	115.2	120.9	(0.9) p.p.	(5.7) p.p.	(5.7) p.p.
Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	18.6	17.6	15.2	18.3	12.9	1.0 p.p.	3.4 p.p.	5.4 p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.5	1.2	1.6	1.1	0.1 p.p.	0.4 p.p.	0.5 p.p.
Efficiency Ratio (ER) [3]	46.0	45.8	47.6	45.4	47.2	0.2 p.p.	(1.6) p.p.	(1.8) p.p.
Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [4]	2.72	2.54	1.99	2.72	1.99	7.3	37.2	37.2
Market Capitalization [5]	187,419	231,006	165,343	187,419	165,343	(18.9)	13.4	13.4
Dividends/Interest on Shareholders' Equity	448	3,340	1,195	5,541	3,159	(86.6)	(62.5)	75.4
Price/Earnings Ratio [6]	7.1	9.4	8.6	7.1	8.6	(24.2)	(17.1)	(17.1)
Price to Book Ratio	1.3	1.6	1.2	1.3	1.2	(18.8)	8.3	8.3
Dividend Yield - % [7] [8]	5.5	2.4	8.9	5.5	8.9	3.1 p.p.	(3.4) p.p.	(3.4) p.p.
Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	2.6	2.5	2.3	2.6	2.3	0.1 p.p.	0.3 p.p.	0.3 p.p.
Delinquency Ratio (over 60 days)	3.2	3.1	2.7	3.2	2.7	0.1 p.p.	0.5 p.p.	0.5 p.p.
NPL Creation - 90 days	0.9	0.8	0.1	0.9	0.1	0.1 p.p.	0.8 p.p.	0.8 p.p.
Coverage Ratio (> 90 days)	296.9	324.7	398.2	296.9	398.2	(27.8) p.p.	(101.3) p.p.	(101.3) p.p.
Coverage Ratio (> 60 days)	243.7	263.2	337.4	243.7	337.4	(19.5) p.p.	(93.7) p.p.	(93.7) p.p.

(1) According to the non-recurring events described on page 32 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For the 9M21/9M20, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(5)** Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; **(6)** Recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated according to the share with highest liquidity.

Recurring Income Statement

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21	Variation % 3Q21 x 3Q20	Variation % 9M21 x 9M20
Net Interest Income	**15,702**	**15,738**	**15,288**	**47,018**	**46,471**	**(0.2)**	**2.7**	**1.2**
- Client Portion	14,054	13,471	12,794	40,750	38,921	4.3	9.8	4.7
- Market Portion	1,648	2,267	2,494	6,268	7,550	(27.3)	(33.9)	(17.0)
Expanded ALL	**(3,358)**	**(3,487)**	**(5,588)**	**(10,752)**	**(21,186)**	**(3.7)**	**(39.9)**	**(49.2)**
Gross Income from Financial Intermediation	**12,344**	**12,251**	**9,700**	**36,266**	**25,285**	**0.8**	**27.3**	**43.4**
Income from Insurance, Pension Plans and Capitalization Bonds	3,213	1,574	3,131	7,924	9,840	104.1	2.6	(19.5)
Fee and Commission Income	8,756	8,412	8,121	25,235	24,030	4.1	7.8	5.0
Operating Expenses	(11,882)	(10,990)	(11,724)	(34,075)	(34,940)	8.1	1.3	(2.5)
Personnel Expenses	(5,434)	(5,120)	(4,900)	(15,623)	(15,054)	6.1	10.9	3.8
Other Administrative Expenses	(5,235)	(5,012)	(5,035)	(15,059)	(15,083)	4.4	4.0	(0.2)
Other Operating Income / (Expenses)	(1,213)	(858)	(1,789)	(3,393)	(4,803)	41.4	(32.2)	(29.4)
Tax Expenses	(1,877)	(1,763)	(1,917)	(5,573)	(5,840)	6.5	(2.1)	(4.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	37	35	31	102	68	5.7	19.4	50.0
Operating Income	**10,591**	**9,519**	**7,342**	**29,879**	**18,443**	**11.3**	**44.3**	**62.0**
Non-Operating Income	(26)	(81)	16	(196)	2	(67.9)	-	-
Single Allowance - Collective Agreement (1)	-	-	(170)	-	(170)	-	-	-
Income Tax / Social Contribution	(3,731)	(3,058)	(2,108)	(9,885)	(5,454)	22.0	77.0	81.2
Non-controlling interests in subsidiaries	(67)	(61)	(49)	(196)	(164)	9.8	36.7	19.5
Recurring Net Income (2)	**6,767**	**6,319**	**5,031**	**19,602**	**12,657**	**7.1**	**34.5**	**54.9**

(1) It refers to the payment in a lump sum, made in September 2020, of the wage allowance approved in the collective agreement; and **(2)** According to the non-recurring events described on page 32 of this report.

Income, Returns and Efficiency

The excellent performance of the net income in the 3Q21, the second highest income in the historical series, showed evolutions in all the comparative periods (2Q21 and 3Q20), surpassing even the results of the periods that preceded the pandemic (3Q19 and 4Q19), a reflection of the improved economic activity, allied to the wide diversity of products offered to clients, through a modern service network (digital and physical), highlighting the strong income from insurance operations, which have evolved more than 100% in the quarter, of the good performance in net interest income (client portion) and fee and commission income, in addition to the lower ALL expenses.

The average profitability was more than 18%, this is a significant growth in relation to the previous quarter, with emphasis on the quarterly indicator, which evolved 1.0 p.p.

We have continued showing consistent improvement in the ER (accrued and quarterly) in relation to the comparative periods of 2019 and 2020, due to the excellent performance of the client portion, of the fee and commission income and the income from insurance operations.

The slight increase of 0.2 p.p. of the quarterly ER (3Q21 vs. 2Q21) is a reflection of the higher operating expenses, influenced mainly by the collective bargaining agreement, whose adjustment rate was around 11%, and by the increase in the volume of business, which contributed to the increase in expenses with data processing and card sales. These effects were partially absorbed by the strong growth in insurance operations and the highest fee and commission income.

The behavior of the (accrued and quarterly) risk-adjusted ER is due to the consistent improvement of ALL expenses.

Recurring Net Income


R$ million
6,542
28.8
71.2
6,645
28.9
71.1
3,753
30.9
69.1
3,873
35.1
64.9
5,031
26.3
73.7
6,801
18.8
81.2
6,515
25.0
75.0
6,319
10.4
89.6
6,767
22.8
77.2
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Banking Activities %
Insurance Activities %

ROAE - Quarterly and Accrued


%
20.5
20.2
21.2
20.6
11.7
11.7
11.9
11.8
15.2
12.9
20.0
14.8
18.7
18.7
18.2
17.6
18.6
18.3
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
ROAE - Quartely
ROAE - Accrued

ER / Risk-Adjusted ER


%
63.9
63.3
63.5
63.4
77.4
66.7
78.1
70.5
72.2
70.2
72.0
62.4
67.9
60.7
63.4
60.3
60.6
59.0
49.5
49.0
49.1
47.8
47.2
46.3
45.3
45.7
45.4
49.9
48.3
49.3
44.0
47.6
44.6
45.0
45.8
46.0
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Quarterly ER
12-month risk-adjusted ER
12-month ER
Quartely risk-adjusted ER

Net Interest Income Breakdown and Analysis

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21 R$	3Q21 x 2Q21 %	3Q21 x 3Q20 R$	3Q21 x 3Q20 %	9M21 x 9M20 R$	9M21 x 9M20 %
Net Interest Income	15,702	15,738	15,288	47,018	46,471	(36)	(0.2)	414	2.7	547	1.2
Client Portion (1)	14,054	13,471	12,794	40,750	38,921	583	4.3	1,260	9.8	1,829	4.7
Average Balance	643,336	624,710	577,618	625,875	563,393	402		1,456		4,316	
Average Rate	9.0%	8.9%	9.2%	8.8%	9.3%	181		(196)		(2,488)	
Market Portion (2)	1,648	2,267	2,494	6,268	7,550	(619)	(27.3)	(846)	(33.9)	(1,282)	(17.0)

(1) It relates to the result of operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion – vs. Expanded ALL



Client Portion - Indicators
R$ million
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Net Client Portion
Average Rate %
Expanded ALL
Quarterly Net Average Rate %



Change in the Client Portion
R$ million
13,471
402
50
18
113
14,054
2Q21
Average Volume
Spread
Products Mix
Number of Days
3Q21

The growth of the client portion in all the comparative periods is related to the strong increase in the average volume of operations, with highlight to the good performance of payroll-deductible loans, credit card financing, personal loans, working capital, overdraft account and foreign exchange operations, benefited by the resumption of the economic activities. Furthermore, the improvement in the portfolio mix and origination spreads, mainly in mass-market operations, contributed to the 0.1 p.p. growth in the quarterly average spread, which reached 9.0%.

The net client portion of the 3Q21 remained evolving, with a growth of 7% in the quarter and 48% in 12 months, higher than the periods preceding the pandemic, reflecting the improvement in the quality of the portfolio, as well as the highest origination of loans to clients classified in better risk levels.



Portfolio Mix
%
2016
2017
2018
2019
2020
Sept21
Individuals
Large Corporates
Micro, Small and Medium-Sized Enterprises



Product Mix - Individuals
%
Sept21
2020
2019
2018
2017
2016
Payroll-deductible Loans
Credit Card
Vehicles
Real Estate Financing
Others
Personal Loans

Net Interest Income – Market Portion

The reduction of the market portion was due to the impact of the increase of the CDI in the ALM positions, partially offset by the higher result of our own working capital and by the higher number of working/calendar days in the 3Q21.

Bacen Portfolio vs. Expanded Portfolio

R$ million	Sept21	June21	Sept20	Variation %	
				Quartely	12 months
Individuals	300,033	282,192	240,921	6.3	24.5
Companies	281,316	264,329	249,122	6.4	12.9
Loan Portfolio - Bacen	**581,348**	**546,521**	**490,043**	**6.4**	**18.6**
Sureties and Guarantees	79,197	77,373	80,317	2.4	(1.4)
Operations bearing Credit Risk - Commercial Portfolio	77,904	70,611	69,367	10.3	12.3
Other	34,874	31,948	24,687	9.2	41.3
Expanded Loan Portfolio[1]	**773,323**	**726,453**	**664,414**	**6.5**	**16.4**
Companies	**469,844**	**440,833**	**421,010**	**6.6**	**11.6**
Large Corporates	308,483	292,995	294,738	5.3	4.7
Micro, Small and Medium-Sized Enterprises[1]	161,361	147,838	126,273	9.1	27.8
Individuals[1]	**303,479**	**285,620**	**243,404**	**6.3**	**24.7**
		Without exchange variation		**5.9**	**16.7**

(1) Disregarding the BAC consolidation, the developments in 12 months would be: Expanded Portfolio 14.9%; SMEs 22.4%; and Individuals 23.5%.

The good performance of the loan portfolio (Bacen) in September 2021, in the quarter and in the 12 months, reflects the increase in virtually all products (for Individual and for Companies), with a highlight to the credit card operations, real estate financing, rural loans, guaranteed account and CDC, which rose above two digits.

The average daily origination from individuals evolved around 16% in 12 months, mainly due to the great performance of real estate financing, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

31%
of loans authorized through digital channels

Of the total loans authorized in the 3Q21, around **R$30 billion** were made available via Digital Channels, where the client has autonomy and safety in self-service.

Noteworthy were the loans authorized for individuals, which achieved strong growth and reached R$15 billion (+58% in 12 months), of which **80%** originated only through the Mobile channel (+45% in 12 months).

Loan Portfolio variation - Bacen Sept21 x June21


R$ million
546,521
17,841
10,770
6,217
581,348
June21
Individuals
SMEs
Large Corporates
Sept21

Loan Portfolio variation - Bacen Sept21 x Sept20


R$ million
490,043
59,111
32,041
153
581,348
Sept20
Individuals
SMEs
Large Corporates
Sept21

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Sept21	June21	Sept20	Variation % Quarter	Variation % 12 months
Individuals	**303,479**	**285,620**	**243,404**	**6.3**	**24.7**
Consumer Financing	**193,909**	**183,464**	**160,982**	**5.7**	**20.5**
Payroll-deductible Loans	82,505	78,425	66,404	5.2	24.2
Credit Card	47,384	43,170	37,604	9.8	26.0
Personal Loans	32,973	31,767	28,502	3.8	15.7
CDC / Vehicle Leasing	31,047	30,102	28,472	3.1	9.0
Real Estate Financing (1)	**73,903**	**68,668**	**52,287**	**7.6**	**41.3**
Other Products	**35,666**	**33,488**	**30,134**	**6.5**	**18.4**
Rural Loans	12,088	10,979	9,910	10.1	22.0
BNDES/Finame Onlendings	6,683	6,525	5,805	2.4	15.1
Other	16,895	15,984	14,420	5.7	17.2
Companies	**469,844**	**440,833**	**421,010**	**6.6**	**11.6**
Working Capital	96,694	89,701	91,238	7.8	6.0
Foreign Trade Finance	61,801	61,613	62,475	0.3	(1.1)
Real Estate Financing (1)	17,633	16,851	14,890	4.6	18.4
BNDES/Finame Onlendings	15,681	15,822	16,963	(0.9)	(7.6)
Overdraft Account	4,703	4,241	4,251	10.9	10.7
CDC / Leasing	20,992	18,921	15,943	10.9	31.7
Rural Loans	18,153	17,042	12,874	6.5	41.0
Sureties and Guarantees	78,396	76,456	79,566	2.5	(1.5)
Operations bearing Credit Risk - Commercial Portfolio	77,904	70,611	69,367	10.3	12.3
Other	77,886	69,576	53,444	11.9	45.7
Expanded Loan Portfolio	**773,323**	**726,453**	**664,414**	**6.5**	**16.4**
Real	720,250	677,534	621,555	6.3	15.9
Foreign Currency	53,073	48,919	42,859	8.5	23.8

(1) Disregarding the BAC consolidation, the developments in the Real Estate Financing in 12 months would be: Individuals 36.2%; and Companies -11.9%.

Real Estate Financing

Portfolio



R$ million
Total ▲ 36.3%
Ind. ▲ 41.3%
Comp. ▲ 18.4%
62,830
61,222
61,941
64,534
67,177
77,751
81,807
85,518
91,536
19,900
16,935
15,768
15,485
14,890
18,588
18,060
16,851
17,633
42,931
44,288
46,173
49,049
52,287
59,163
63,747
68,668
73,903
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Individuals
Companies

Origination



R$ million
▲61.9%
4,858
4,585
4,516
4,788
6,322
8,920
7,770
10,094
10,237
1,183
1,312
954
535
860
2,021
788
1,945
2,377
3,675
3,273
3,562
4,253
5,462
6,899
6,982
8,149
7,860
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 3Q21

Average term: **319 Months**

R$535 Thousand	R$325 Thousand	60.8%	51.1%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed



▲ 76.9%
19,964
18,158
17,092
16,145
20,760
31,243
27,157
35,945
36,721
7,340
6,843
5,070
1,601
3,876
9,364
4,432
10,545
12,553
12,624
11,315
12,022
14,544
16,884
21,879
22,725
25,400
24,168
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio



%
69.7
70.1
68.8
69.2
70.0
71.3
70.2
71.2
71.4
R$ million
60,258
62,987
65,320
65,448
66,404
69,664
72,804
78,425
82,505
78.6
79.6
80.9
81.6
83.1
84.5
85.6
85.7
86.5
21.4
20.4
19.1
18.4
16.9
15.5
14.4
14.3
13.5
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Network of Branches %
Correspondent / Other Channels %
As a % of total Personal Loans

Distribution of the Portfolio by Sector



%
46.7
6.0
47.3
47.9
5.5
46.6
47.0
4.9
48.1
Sept19
Sept20
Sept21
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Sept21

Total	16.5%
Social Security (INSS)	21.2%
Private sector	14.5%
Public sector	13.7%

The excellent performance of the payroll-deductible loans in the periods is a reflection of innovation in the product offering and the evolution in the marketing channels, with emphasis on digital media allied to the higher credit offer to clients and consequent improvement in the distribution mix. It is worth noting that Bradesco is the bank with the highest growth in market share in the last quarter (June/21), based on market information, available from the Central Bank of Brazil.

Vehicle Financing


Portfolio
R$ million
Total ▲ 15.1%
Individuals ▲ 8.8%
Companies ▲ 25.9%
43,260
45,960
47,087
45,369
45,786
47,298
47,991
49,946
52,681
15,255
16,444
17,084
16,576
16,830
17,422
17,984
19,402
21,190
28,005
29,516
30,003
28,793
28,956
29,876
30,007
30,544
31,491
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Individuals
Companies


Distribution of the Portfolio by Product
%
9.7
1.7
88.5
7.4
1.6
91.0
5.7
1.4
92.9
Sept19
Sept20
Sept21
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Origination

R$1.8 billion	R$47 thousand	45 months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Jul/21 – Sept/21

Excellent performance of the average monthly production, with a growth of around 30% in the quarter (3Q21 vs. 2Q21), given the important growth in the segments of used and transportation vehicles/ agricultural machinery.

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Sept21	%	June21	%	Sept20	%
Economic Sector						
Public Sector	**10,666**	**1.4**	**9,138**	**1.3**	**16,037**	**2.4**
Petrol, derived and aggregated activities	5,859	0.8	5,032	0.7	11,957	1.8
Production and distribution of electricity	4,047	0.5	3,228	0.4	3,180	0.5
Other sectors	760	0.1	878	0.1	900	0.1
Private Sector	**762,657**	**98.6**	**717,315**	**98.7**	**648,376**	**97.6**
Companies	**459,178**	**59.4**	**431,695**	**59.4**	**404,973**	**61.0**
Real estate and construction activities	31,548	4.1	30,248	4.2	33,644	5.1
Retail	48,457	6.3	44,532	6.1	40,614	6.1
Transportation and concession	35,949	4.6	34,999	4.8	34,531	5.2
Services	64,797	8.4	53,428	7.4	37,349	5.6
Wholesale	28,303	3.7	25,688	3.5	21,695	3.3
Automotive	16,347	2.1	15,892	2.2	24,430	3.7
Food products	24,560	3.2	24,115	3.3	16,106	2.4
Other sectors	209,217	27.1	202,793	27.9	196,604	29.6
Individuals	**303,479**	**39.2**	**285,620**	**39.3**	**243,404**	**36.6**
Total	**773,323**	**100.0**	**726,453**	**100.0**	**664,414**	**100.0**

Portfolio by Debtors

The diversification strategy has been contributing with an important reduction in the concentration of clients in each quarter.


%
32.6
31.4
30.6
29.6
29.5
26.0
25.0
24.2
23.0
22.9
15.8
15.0
14.5
13.5
13.4
10.0
9.2
9.1
8.1
8.0
1.8
1.6
1.6
1.3
1.3
Sept20
Dec
Mar21
June
Sept
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Sept21	June21	Sept20
1 to 30 days	10.9	10.4	9.3
31 to 60 days	6.4	5.8	5.1
61 to 90 days	6.0	5.2	5.0
91 to 180 days	10.7	11.8	10.4
Short-Term	**34.0**	**33.2**	**29.8**
181 to 360 days	15.4	15.3	17.2
Over 360 days	50.6	51.5	53.0
Medium/ Long-Term	**66.0**	**66.8**	**70.2**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

In the last 12 months, 96.1% of operations with new clients were classified in ratings AA-C, reflecting the quality of new captures and loan granting processes.

Changes in Expanded Loan Portfolio by Rating between September 2020 and 2021	Total Credit on September 2021		New Customers between October 2020 and September 2021		Remaining customers from September 2020	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	701,570	90.7%	66,143	96.1%	635,426	90.2%
D	21,166	2.7%	1,840	2.7%	19,325	2.7%
E - H	50,587	6.6%	846	1.2%	49,741	7.0%
Total	**773,323**	**100.0%**	**68,830**	**100.0%**	**704,493**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

The range represented by the credits classified between AA-C improved in relation to June 2021 and September 2020, representing approximately 91% of the total portfolio, highlighting the quality of the operations.

Customer Profile	Sept21			June21			Sept20		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.7	0.3	7.0	92.2	0.3	7.5	89.1	2.0	8.9
Micro, Small and Medium-Sized Enterprises	88.6	4.7	6.7	88.4	4.7	6.9	87.5	4.8	7.7
Individuals	89.8	4.2	6.0	89.5	4.7	5.8	88.5	4.9	6.6
Total	**90.7**	**2.7**	**6.6**	**90.4**	**2.9**	**6.7**	**88.5**	**3.6**	**7.9**

R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 x 2Q21	3Q21 x 3Q20	9M21 x 9M20
						Variation %		
Expanded ALL	**(3,358)**	**(3,487)**	**(5,588)**	**(10,752)**	**(21,186)**	**(3.7)**	**(39.9)**	**(49.2)**
ALL Expenses	(4,392)	(4,299)	(5,626)	(13,626)	(21,730)	2.2	(21.9)	(37.3)
Income from Credit Recovery	1,472	1,356	1,828	4,558	4,352	8.6	(19.5)	4.7
Impairment of Financial Assets	(58)	(220)	(571)	(321)	(1,217)	(73.6)	(89.8)	(73.6)
Granted Discounts / Other [(1)]	(380)	(324)	(1,219)	(1,363)	(2,591)	17.3	(68.8)	(47.4)

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

The constant improvement of processes of credit concession, which aim at more profitable and high-quality operations reflected on the performance of the ALL expenses, which declined in the quarter, even with the increase of more than 6.4% of the portfolio, with a highlight for individuals, which grew 6.3%, a segment that demands greater provisions, which demonstrates the quality of the operations.

The reduction observed in the comparative periods with the previous year (3Q20 and 9M20) is a reflection of the volume of the constitutions of ALL expenses for the adverse economic scenario, made in the first 9-months of 2020 due to uncertainties generated by the Covid-19 pandemic.

Expanded ALL/ Expanded Loan Portfolio



%
2.2
2.6
4.1
5.4
3.4
2.7
2.2
1.9
1.7
R$ million
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
3,358
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 3Q21, the ALL stock totaled R$44.6 billion, representing 7.7% of our loan portfolio, equal to the coverage ratio for loans overdue for more than 90 days around 300%. It is worth mentioning that the provisions are supported by internal studies based on statistical models that capture historical information and forecasts, in addition to the Management's experience, and reflect the expectation of losses in different economic scenarios.

Renegotiated Portfolio

Evolution of the Balance of the Portfolio


R$ billion
18.8
5.8
13.0
Sept19
19.0
5.4
13.6
Dec
19.6
5.5
14.1
Mar20
23.5
5.0
18.5
June
27.5
4.7
22.8
Sept
29.4
4.9
24.5
Dec
29.4
5.4
24.0
Mar21
28.5
5.0
23.5
June
28.2
4.9
23.3
Sept
Originated from active portfolio
Originated from portfolio in writ-off

The portfolio of renegotiation has shown a declining trend regarding the previous quarters as a result of the continuous improvement of the models of credit concession and of new tools for the renegotiation of overdue payments, including digital journeys, scoring, speech analytics, among others, which allowed the Organization to anticipate the needs and provide a wider range of solutions so that clients could reorganize themselves financially.

The delinquency ratio over 90 days also shows a controlled behavior, with lower levels than the pre-pandemic period.

ALL / Renegotiated Portfolio


%
63.3 61.7 64.2 66.2 65.8 65.5 65.1 68.4 75.3 75.3 76.0 76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8 61.9 63.1
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept

Delinquency ratio over 90 days


%
28.5 26.5 26.2 29.0 27.6 26.4 27.6 28.1 29.7 27.2 26.0 24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4 14.6 15.8
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept

Renegotiated Portfolio / Bacen Portfolio


%
3.1 3.3 3.3 3.5 3.7 4.1 4.0 4.5 4.7 4.8 4.9 4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6 5.2 4.9
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept

Extended Operations

Closing September 2021 with the accounting balance of operations, net of amortizations by R$36.2 billion, with the following composition: up-to-date – R$30.9 billion; in arrears – R$3.0 billion; and in grace period – R$2.3 billion.

R$36 billion net accounting balance of amortizations	
Credit profile of clients who have requested an extension	
92%	were up-to-date clients who were not in arrears in the 12 months prior to the pandemic
91%	rated AA to C
68%	with real collateral
13 years	average time of relationship


R$ billion
R$0.1
0.0%
R$1.1
0.2%
R$2.9
0.5%
R$3.9
0.7%
R$3.5
0.6%
R$3.0
0.5%
56.0
42.8
13.2
June20
55.3
42.0
13.3
Sept
48.0
37.5
10.5
Dec
44.1
33.8
10.3
Mar21
41.3
32.4
8.9
June
36.2
29.9
6.3
Sept
Wholesale
Multipurpose
In arrears (over 30 days) *

* Delay index over 30 days calculated on the basis of the balance of the Bacen Portfolio.

Delinquency ratios

Over 90 days


%
Dec08 Dec09 Dec10 Dec11 Dec12 Dec13 Dec14 Dec15 Dec16 Dec17 Dec18 Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator over 90 days remained at the lowest levels of the period, even with the strong growth in loan operations, reflecting the risk management actions. The slight increase in the periods reflects the movement already expected in the segments of individuals, micro entrepreneurs, and small and medium-sized enterprises. It is worth noting the improvement in the segment of large corporates, which presented a reduction in the quarter and in 12 months.

15 to 90 days


%
Dec08 Dec09 Dec10 Dec11 Dec12 Dec13 Dec14 Dec15 Dec16 Dec17 Dec18 Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator of 15 to 90 days remained as one of the lowest rates in the series, even with the 0.1 p.p. increase in the quarter.

We closed the first nine months of 2021 with a general well-controlled delinquency and at levels considerably lower since the beginning of the series, in December 2008, with emphasis on the segments of individuals and of micro entrepreneurs, and small and medium-sized enterprises. We continue with the strategy of supporting the clients who need to reorganize their contracts financially at the same time in which the more sophisticated credit policies can continue to grow the portfolio continuously, profitably and sustainably.

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) remained at high levels and reached 243.7% and 296.9%, respectively, appearing among the largest market indicators. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of the provision reached R$44.6 billion, showing stability in the comparative periods (2Q21 and 3Q20), while our expanded loan portfolio evolved 16.4% in the period, highlighting the quality of the operations. The supplementary ALL currently represents 1.3% of the loan portfolio, or R$10 billion, demonstrating the robustness in the level of provisioning of loan operations to support a possible stress scenario. It is worth noting that the operations with the worst rating (abnormal course E - H) remain at the lowest levels of the series.

Coverage Ratio


%
392.0
481.0
425.0
602.0
994.0
955.0
688.0
557.0
508.0
225.5
244.9
227.9
299.5
398.2
402.8
349.8
324.7
296.9
188.5
193.6
184.2
249.8
337.4
310.6
266.7
263.2
243.7
115.6
119.6
121.4
123.8
120.6
117.6
120.1
116.7
115.1
8.2
8.1
8.5
9.0
9.2
8.9
8.7
8.1
7.7
4.1
3.8
4.2
3.2
2.7
2.8
3.0
2.7
2.9
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

Provision and Overdue Portfolio


R$ million
36,142
36,796
40,466
43,209
44,894
45,339
46,030
44,401
44,624
6,899
6,901
9,365
12,014
10,370
10,519
11,569
11,243
9,968
14,407
15,404
14,541
18,290
23,378
22,775
21,389
21,319
20,987
14,835
14,491
16,560
12,905
11,145
12,044
13,071
11,840
13,669
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Specific
Generic
Complementary

Portfolio in Arrears


R$ million
19,171
16,024
19,008
15,026
21,972
17,759
17,296
14,428
13,304
11,276
14,597
11,255
17,260
13,160
16,869
13,674
18,312
15,031
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

Increase of 11% in the quarter, mainly for Individuals (+8%), reflecting the policies normalization for renegotiation practiced in the periods preceding the pandemic. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.

NPL Creation


R$ million
5,819
2,969
1,362
1,489
3,672
3,248
856
(431)
6,982
3,974
2,074
934
2,195
2,379
85
(269)
684
289
146
249
3,674
2,279
922
473
6,363
4,040
2,073
249
4,525
3,091
1,339
94
5,020
3,346
1,477
197
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Write-offs


R$ million
3,591
2,350
1,026
215
4,670
2,566
1,234
870
4,250
2,868
1,103
279
5,526
3,216
1,677
633
3,837
2,651
1,152
34
3,694
2,422
759
513
4,459
2,697
1,080
682
4,011
2,772
1,167
71
3,663
2,261
1,008
394
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

In September 2021, the gross ALL expenses accounted for almost 90% of the NPL Creation, which is the same level of periods that preceded the pandemic, demonstrating the robustness of level of provisioning.

Gross ALL Expenses (1) /NPL Creation - 90 days


%
78
126
105
398
823
111
78
95
87
R$ million
5,819
4,522
3,672
4,622
6,982
7,359
2,195
8,745
684
5,626
3,674
4,066
6,363
4,935
4,525
4,299
5,020
4,392
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
NPL Creation - 90 days
Gross ALL Expenses (1)
Gross ALL Expenses /NPL Creation - 90 days

(1) It refers to ALL expenses, based on Resolution No. 2,682/99.

Funds Raised and Managed

R$ million	Sept21	June21	Sept20	Variation % Quarter	Variation % 12 months
Demand Deposits	53,025	54,509	50,640	(2.7)	4.7
Savings Deposits	137,135	137,401	129,670	(0.2)	5.8
Time Deposits + Debentures	380,438	363,982	354,112	4.5	7.4
Borrowing and Onlending	57,647	58,676	53,896	(1.8)	7.0
Funds from Issuance of Securities	148,903	134,828	154,003	10.4	(3.3)
Subordinated Debts	7,631	7,187	16,833	6.2	(54.7)
Eligible Debt Capital Instruments	42,379	40,375	37,274	5.0	13.7
Subtotal	**827,158**	**796,958**	**796,428**	**3.8**	**3.9**
Obligations for Repurchase Agreements (1)	266,387	260,026	272,717	2.4	(2.3)
Interbank Deposits	4,453	2,739	1,043	62.6	326.9
Working Capital (Own/Managed)	123,087	122,568	113,637	0.4	8.3
Foreign Exchange Portfolio	35,631	32,999	34,439	8.0	3.5
Payment of Taxes and Other Contributions	6,440	7,421	4,784	(13.2)	34.6
Technical provisions for insurance, pension plans and capitalization bonds	289,111	288,364	279,186	0.3	3.6
Funds raised	**1,552,267**	**1,511,075**	**1,502,234**	**2.7**	**3.3**
Investment Funds and Managed Portfolios	**1,075,329**	**1,082,126**	**972,530**	**(0.6)**	**10.6**
Total Assets under Management	**2,627,596**	**2,593,201**	**2,474,764**	**1.3**	**6.2**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We had a low dependency on interbank deposits and foreign lines of credit given the capacity to obtain funding from clients effectively. This efficiency is a result of the broad diversity of products offered through digital channels, branch network, multi-platform and advice from experts in asset management allied to the market's confidence in the Bradesco brand and our important presence in the client's sector.

R$ million	Sept21	June21	Sept20	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	59,465	61,930	55,424	(4.0)	7.3
Savings Deposits	137,135	137,401	129,670	(0.2)	5.8
Time Deposits + Debentures	380,438	363,982	354,112	4.5	7.4
Funds from Financial Bills	138,664	125,243	142,007	10.7	(2.4)
Customer Funds (1)	**715,702**	**688,556**	**681,213**	**3.9**	**5.1**
(-) Reserve Requirements	(88,007)	(85,381)	(81,310)	3.1	8.2
(-) Available Funds (Brazil)	(17,301)	(18,806)	(19,180)	(8.0)	(9.8)
Customer Funds Net of Reserve Requirements	**610,394**	**584,369**	**580,723**	**4.5**	**5.1**
Borrowing and Onlending	57,647	58,676	53,896	(1.8)	7.0
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	85,038	80,162	86,617	6.1	(1.8)
Total Funding (A)	**753,079**	**723,207**	**721,236**	**4.1**	**4.4**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**694,126**	**649,080**	**584,097**	**6.9**	**18.8**
B / A	**92.2%**	**89.8%**	**81.0%**	**2.4 p.p.**	**11.2 p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21	Variation % 3Q21 x 3Q20	Variation % 9M21 x 9M20
Card Income	2,968	2,744	2,530	8,351	7,582	8.2	17.3	10.1
Checking Account	2,007	2,000	1,955	5,950	5,856	0.4	2.7	1.6
Asset Management	859	828	872	2,484	2,599	3.7	(1.5)	(4.4)
Loans Operations	718	662	610	2,014	1,988	8.5	17.7	1.3
Collections and Payments	607	594	668	1,816	1,948	2.2	(9.1)	(6.8)
Consortium Management	578	540	481	1,631	1,410	7.0	20.2	15.7
Underwriting / Financial Advisory Services	375	390	383	1,020	807	(3.8)	(2.1)	26.4
Custody and Brokerage Services	351	351	321	1,060	970	-	9.3	9.3
Other	293	303	301	909	870	(3.3)	(2.7)	4.5
Total	**8,756**	**8,412**	**8,121**	**25,235**	**24,030**	**4.1**	**7.8**	**5.0**
Business Days	**65**	**62**	**65**	**188**	**188**	**3**	**-**	**-**

The good performance in virtually all the lines in the quarter reflects the resumption of the economic activity with the advancement of Covid-19 vaccination, allied to the wide diversity of products offered to clients through a modern customer service network (digital or physical), contributing to the continued growth of business. It is worth noting that the highest revenue of the quarter reached levels similar to seasonal periods at the end of the year, such as the 4Q20 and 4Q19. Below are the main highlights that influenced the fee and commission income in the comparative periods:

- **Card Income** The resumption of the economy and the reopening of trade contributed to the increased use of credit cards, as evidenced by the excellent performance of the volume traded, which reached approximately R$60 billion in the 3Q21, the highest of the historical series, surpassing the periods preceding the pandemic and seasonal quarters at the end of the year. It is important to note the progress of credit card issuances through the digital channels, which grew more than four times in the period (9M21 vs. 9M20).

Volume Traded - Credit Cards


R$ million
▲ 14.9%
▲ 30.1%
51,921
54,862
53,803
40,990
45,846
52,175
52,101
55,750
59,665
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q

- **Checking Account** In the third quarter of 2021, we reached the expressive mark of more than 35 million client account holders, an evolution of 3.5 million in 12 months, allied to the higher volume of business, from the banking correspondents, given the initial resumption of the economy with the reopening of trade in general, contributed to the positive performance in all comparative periods.


In million
71.6
72.0
70.0
69.5
69.5
70.2
70.7
71.2
72.5
29.6
30.1
30.7
31.3
31.9
32.3
33.2
34.2
35.4
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Checking Account Holders
Total Customers (1)

(1) It excludes overlap of clients

- **Asset Management** The performance in the periods reflects the continuity of the strategy of portfolio adequacy, diversification, and progress in the offer of new high added value products through a team of specialists in investments, adherent to the profile and objective of each investor. The highlight goes to the net funding of R$23 billion in 2021.

Investments Funds and Managed Portfolios


R$ billion
995.5
1,000.8
915.5
940.4
972.5
1,023.3
1,044.2
1,082.1
1,075.3
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q

- **Loan Operations** The excellent growth in all comparative periods is related to the strong increase in the volume of origination of credit[1], which evolved about 30% in 12 months, highlighting the increase in income from real estate financing, driven by constant innovations in the journey of purchasing loans, especially in the digital channels, coupled with the good performance of the working capital.
(1) Per working day.

- **Collections and Payments** The growth in the quarter is a reflection of the resumption of the economic activities, which boosted the volume of issuance of bank payment slips. In the other comparative periods (3Q20 and 9M20), the variation is a reflection of the suspension of IPVA/IPTU payments in 2021 and of lower revenue with bank payment slips due to the marginal reduction of volume and price review in the period.

- **Consortium Management** We had a great performance in all comparative periods due the active presence in the lines of personal property and real estate, remaining in the leadership of the market. It is worth highlighting sales to Individuals and companies originated on digital channels (Mobile App, Internet Banking and Net Empresa Channel), which represented about 25% of total origination in the 9M21, with strong operation in market niches, such as agribusiness and real estate.


Number of Outstanding Consortium Quotas
In thousands
1,601
1,617
1,585
1,550
1,548
1,528
1,516
1,511
1,526
1,266
1,280
1,262
1,236
1,232
1,222
1,220
1,212
1,214
267
266
252
244
243
235
227
227
230
69
71
71
70
73
71
69
71
82
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Trucks
Real Estate
Auto

- **Underwriting/Financial Advisory Services** In nine months (9M21 X 9M20), the growth is related to the increase in business and the ability to capture opportunities in the capital market, highlighting the evolution in the advice of mergers and acquisitions (+56%), fixed income operations (+36%) and variable income operations (+1%). The quarterly and annual comparison variation (2Q21 and 3Q20) reflects the good performance of the previous quarters, benefited for relevant operations, given the volatility of the capital market.

  Fixed Income: Increase of operations in 12 months (3Q21 vs. 3Q20), reaching the second position in the rankings of origination and distribution, with a volume of around R$14 billion and R$22 billion, respectively (Anbima Ranking – August 2021).
  Variable Income: 31 transactions in the first nine months of 2021, an increase of 48% in transactions (9M21 vs. 9M20).
  Mergers and Acquisitions: Revenue growth in the period (9M21 vs. 9M20) due to the advice given in 31 transactions, putting us in second position in the Bloomberg ranking.

- **Custody and Brokerage** The performance in revenues with brokerage in the comparative periods with the previous year (3Q20 and 9M20) is related to the higher volume of operations on the stock exchange, partially by the performance of Ágora Corretora (Broker House), which accounts for about 80% of these incomes, with a growth of 45% in its client base in 12 months. The growth in revenues from custody reflects the larger volume in the issuances and cancellations of ADRs / UNITs.


Assets under Custody
R$ billion
1,803
1,855
1,590
1,718
1,768
1,949
1,977
2,057
1,993
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21	Variation % 3Q21 x 3Q20	Variation % 9M21 x 9M20
Personnel Expenses								
Structural	**4,431**	**4,123**	**4,285**	**12,598**	**12,772**	**7.5**	**3.4**	**(1.4)**
Payroll/Social Charges	3,248	2,974	3,100	9,118	9,201	9.2	4.8	(0.9)
Benefits	1,183	1,149	1,185	3,480	3,571	3.0	(0.2)	(2.5)
Non-Structural	**1,003**	**997**	**615**	**3,025**	**2,282**	**0.6**	**63.1**	**32.6**
Management and Employee Profit Sharing	750	776	412	2,335	1,642	(3.4)	82.0	42.2
Provision for Labor Claims	140	119	152	386	448	17.6	(7.9)	(13.8)
Training	22	20	11	57	66	10.0	100.0	(13.6)
Termination Costs	91	82	40	247	126	11.0	127.5	96.0
Total - Personnel Expenses	**5,434**	**5,120**	**4,900**	**15,623**	**15,054**	**6.1**	**10.9**	**3.8**
Administrative Expenses								
Outsourced Services	1,312	1,289	1,298	3,780	3,786	1.8	1.1	(0.2)
Depreciation and Amortization	812	817	815	2,457	2,413	(0.6)	(0.4)	1.8
Data Processing	690	607	607	1,942	1,749	13.7	13.7	11.0
Advertising and Marketing	404	315	291	922	851	28.3	38.8	8.3
Communication	364	353	381	1,098	1,145	3.1	(4.5)	(4.1)
Asset Maintenance	341	343	349	1,012	1,018	(0.6)	(2.3)	(0.6)
Rent	318	308	336	949	1,021	3.2	(5.4)	(7.1)
Financial System Services	265	274	256	782	766	(3.3)	3.5	2.1
Transportation	194	173	167	529	518	12.1	16.2	2.1
Security and Surveillance	144	147	176	443	547	(2.0)	(18.2)	(19.0)
Utilities (Water, Electricity and Gas)	80	87	80	260	283	(8.0)	-	(8.1)
Materials	31	30	34	86	111	3.3	(8.8)	(22.5)
Travel	9	7	6	25	74	28.6	50.0	(66.2)
Other	271	262	239	774	801	3.4	13.4	(3.4)
Total - Administrative Expenses	**5,235**	**5,012**	**5,035**	**15,059**	**15,083**	**4.4**	**4.0**	**(0.2)**
Total Expenses Administrative + Personnel	**10,669**	**10,132**	**9,935**	**30,682**	**30,137**	**5.3**	**7.4**	**1.8**
Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	535	446	405	1,464	1,462	20.0	32.1	0.1
Civil and Tax Contingencies	175	88	264	342	494	98.9	(33.7)	(30.8)
Claims	143	135	122	384	317	6.2	17.2	21.1
Other	359	189	998	1,203	2,529	90.6	(64.0)	(52.4)
Total - Operating Expenses Net of Revenue	**1,213**	**858**	**1,789**	**3,393**	**4,803**	**41.4**	**(32.2)**	**(29.3)**
Total Operating Expenses	**11,882**	**10,990**	**11,724**	**34,075**	**34,940**	**8.1**	**1.3**	**(2.5)**

- **Personnel Expenses** The transactions made in the 3Q21 reflect the effects of the collective bargaining agreement that occurred from September 2021 (10.97% in 2021 vs. 1.5% in 2020). In 12 months (3Q21 x 3Q20) and in the accrued period (9M21 X 9M20), the variation is a reflection of higher expenses with profit-sharing, caused by the strong growth of the recurring net income (+34.5% in 12 months and +54.9% in the accrued period), in addition to the consolidation of Bradesco BAC Florida Bank, initiated in the 4Q20, which impacted the variations of the periods in approximately +1 p.p.

- **Administrative Expenses** Even with the accumulated inflation in 12 months, of 10.2% for the IPCA and 24.9% for the IGP-M, the expenses had a reduction in the accrued period (9M21 vs. 9M20), a reflection of the continuous cost control arising out of Management actions regarding the business model management, making it possible the reduction of the cost of serving.

  The evolutions observed in the quarter and in the year (2Q21 and 3Q20) are related to the growth in the volume of business, as well as the institutional expenses of advertising and publicity aimed at the offer of products, in addition to higher investments in data processing for the expansion of technological platforms for customer service.


Branches and Electronic Service Centers (PAEs)/ Service Centers (PA
Sept19
4,567
4,775
Dec
4,478
57
4,871
Mar20
4,400
66
4,922
June
4,167
278
4,901
Sept
3,795
574
4,813
Dec
3,395
715
4,737
Mar21
3,312
773
4,709
June
3,168
884
4,675
Sept
3,030
967
4,629
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

- **Other Operating Expenses, Net of Income** The reduction of about 30% in comparison with the periods of the previous year (3Q20 and 9M20) is a reflection of the additional provisions in the Insurance Group in 2020, in addition to lower expenses with operating provisions (civil and tax contingencies). In the quarter, the variation is a result of the higher expenses regarding the business activities, reflecting the resumption of the economic activities, in addition to the higher expenses with operating contingencies (civil and tax) and commercialization of cards.

The Insurance Group showed robust performance in the third quarter of 2021, with a strong growth of revenues both in comparison to the same period of the previous year, as well as in the comparative period from January to September. The net income registered a significant growth as compared to the second quarter of 2021, favoring the accumulated result in the year and in 12 months, despite the still relevant impact of the events of the Covid-19 pandemic on the claims ratios, particularly in the segments of Health and Life.

It is worth mentioning, also, the expressive evolution of the financial income in the three comparison bases, and the reduction of the administrative expenses over the year, with positive effects on the Administrative Efficiency Ratio, which maintained one of the best marks in recent periods.

The numbers attest to the strength and capacity of the Insurance Group to fulfill its primary mission in crossing this extremely challenging period, providing support and protection to its policyholders and beneficiaries. From January to September, R$31 billion were paid in indemnities and benefits, of which R$4.3 billion were destined only to events related to Covid-19, due to the increased need for hospital care, diagnostics, appointments, hospitalizations and possible post-Covid-19 consequences, in addition to indemnities in Life products. Only in the third quarter of 2021, this expense was 74.6% higher than that verified in the same period of 2020.

For purposes of comparison, disregarding the effect of the expense of R$96 million, referring to the encumbrance of 5% on the CSLL rate as of July 2021, the accumulated result is 2% higher than that recorded in the same period of the previous year.

The increase of awareness regarding the need to extend the protection of families, associated with more favorable developments in the situation of the pandemic and the dynamics of vaccination, allowing a more effective reopening of the economy, constitutes a moderately optimistic trend for the sector in coming months.

The performance of the Group in the quarter also reflects the adequacy of its multi-sector model that allows the compensation of the impacts on certain lines of business, while preserving the balance of the operation and the market share of the company, as well as the effectiveness of the strategy adopted in each segment, as evidenced also by the increase in the number of clients in virtually all the segments.

In Health, the Insurance Group structured the Atlântica Hospitais to act independently as a vehicle of investments in the value chain of the segment, considering the opportunities for participation in projects in several cities. In this way, the Group expands its presence in the ecosystem of Health, which already includes solutions in primary care, health insurance and relevant participation in diagnostic medicine, in addition to the participation in Orizon, the healthtech solutions provider in the area.

Regarding the operational focus on the model of prevention, Bradesco Saúde inaugurated two Meu Doutor Novamed clinics, in São Paulo and in Recife (the first in the Northeast region), bringing the total in the country to 25 units. On another front, aiming at the reduction of costs of access by means of regionalization, it launched the business plan Bradesco Saúde Ideal, with national coverage and emphasis on the states of Rio de Janeiro and São Paulo, in addition to two new *Saúde Efetivo* products, in Tocantins and in Bahia. The new products and initiatives have positively impacted the number of clients in the segment, with the incorporation of 66 thousand lives in 12 months.

In the segment of Private Pension, Bradesco Vida e Previdência (Life and Pension) complemented its portfolio of individual products, launching new investment funds for all profiles of clients, expanded the offer of services on the platform of Ágora Corretora and expanded the availability of self-services to clients via the Bradesco App and Internet Banking, contemplating, among others, the management of beneficiaries and summary of the balances of the plans. In Life Insurance, the company continued its strategy of developing flexible products, with covers and assistances that can be used in life, in order to offer protection solutions for clients throughout their journey.

In the Auto line, highlights should be given to the Auto Lar insurance, a product that combines Auto and Home insurance coverage, and the extension, to seven more capitals, of the services of Bradesco Auto Center (BAC) Virtual, which enables the execution of the estimate of the claim for clients and third parties remotely. With solutions aimed at evolving the client experience, both in quality and convenience, Bradesco Auto/P&C expanded its portfolio in the segment by about 100,000 policyholders, achieving a 5.4% growth compared to September 2020, despite the particularly challenging moment experienced by the automotive industry.

Also in line with the evolution of its digital strategy, intensified since the beginning of the pandemic, the Insurance Group has expanded and enhanced its channels of commercialization in this modality, whose sales improved 71% from January to September 2021, reaching R$1.2 billion, with an increase of 88% in the number of items distributed. The Bradesco Seguros Apps intended for product commercialization already register around 9 million downloads, and we continue on the path of consolidation of the experience and digital services on all the fronts in which we operate.

In addition, with a view to extending the offer of digital tools to its business partners, the Insurance Group launched the "Com você, Corretor" (With you, Broker), profile on Instagram with contents geared to these professionals. The portfolio includes, among other information, posts about products and services offered by the company, market trends and tips related to the work hours and the relationship with the policyholders.

Information	Income	ROAE	Revenues
3Q21	**R$1,543MM** +135.4% in the quarter +16.4% in 12 months	**18.1%**	**R$21,150MM** +6.4% in the quarter +5.0% in 12 months

Consolidated Statement of Income and Selected Property Data

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21	Variation % 3Q21 x 3Q20	Variation % 9M21 x 9M20
Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income[1]	12,265	11,642	11,416	35,500	33,143	5.4	7.4	7.1
Retained Claims	(8,967)	(8,722)	(7,237)	(25,596)	(19,893)	2.8	23.9	28.7
Capitalization Bond Draws and Redemptions	(1,335)	(1,225)	(1,261)	(3,754)	(3,644)	9.0	5.8	3.0
Selling Expenses	(840)	(808)	(795)	(2,420)	(2,352)	4.0	5.6	2.9
Financial Results	2,090	687	1,009	4,194	2,587	204.1	107.1	62.1
Income from Insurance, Pension Plans and Capitalization Bonds	**3,213**	**1,574**	**3,131**	**7,924**	**9,840**	**104.1**	**2.6**	**(19.5)**
Fee and Commission Income	454	441	490	1,337	1,415	3.0	(7.3)	(5.5)
Personnel Expenses	(395)	(398)	(381)	(1,203)	(1,152)	(0.9)	3.6	4.4
Other Administrative Expenses	(374)	(354)	(355)	(1,057)	(1,074)	5.5	5.2	(1.7)
Others [1]	(262)	(184)	(582)	(614)	(2,447)	42.1	(55.0)	(74.9)
Operating Income	**2,636**	**1,078**	**2,302**	**6,389**	**6,581**	**144.5**	**14.5**	**(2.9)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,094)	(423)	(977)	(2,562)	(2,737)	158.6	11.9	(6.4)
Recurring Net Income	**1,543**	**655**	**1,325**	**3,827**	**3,844**	**135.4**	**16.4**	**(0.5)**
Selected Asset Data								
Total Assets	339,787	341,613	331,844	339,787	331,844	(0.5)	2.4	2.4
Securities	317,963	321,125	312,819	317,963	312,819	(1.0)	1.6	1.6
Technical Provisions	289,111	288,364	279,186	289,111	279,186	0.3	3.6	3.6
Shareholder's Equity [2]	34,659	36,486	40,293	34,659	40,293	(5.0)	(14.0)	(14.0)

(1) Over nine months of 2020, additional provisions were made in the sum of R$1,259 million, which were classified as supplementary provisions in the line of Other Income/Operating Expenses; and **(2)** In September 2021, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$19,856 million.

Net Gain/Loss and ROAE



%
R$ million
24.1
24.2
13.4
15.5
14.9
14.3
19.6
7.8
18.1
1,885
910
549
271
155
1,919
1,029
465
269
156
1,158
811
40
182
125
1,361
583
341
359
78
1,325
639
349
232
105
1,276
642
241
301
92
1,629
627
580
314
108
655
544
155
117
(161)
1,543
575
603
229
136
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

The performance of the net income in the quarter (3Q21 vs. 2Q21) was favored by factors, such as the evolution of more than 6% of the revenues, improvement in the Claims Ratio, due to the reduction in the frequency of the events related to Covid-19, improvement of the administrative efficiency ratio, and increase in the Financial Income, justified by the behavior of the economic-financial ratios.

In comparison to the 3Q20, the net income was driven by the growth in revenues, improvement of the administrative efficiency ratio, increase of the Financial Income, justified by the behavior of the economic-financial ratios, offset by the increase in the Claims Ratio, which was affected by the frequency of the events related to Covid-19, due to the increased need for hospital care, diagnostics, appointments, hospitalizations, possible post-Covid-19 consequences and indemnities in "Life" products.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio


%
R$ million
4.3
4.0
4.0
4.3
3.7
3.8
3.8
3.8
3.7
19,746
21,038
18,966
16,466
20,144
18,161
19,529
19,874
21,150
9,661
10,845
9,062
7,148
10,068
8,118
9,194
9,171
10,187
1,550
1,422
1,298
1,242
1,485
1,436
1,384
1,540
1,590
6,901
7,117
7,146
6,871
7,181
7,426
7,612
7,784
7,867
1,634
1,654
1,460
1,205
1,410
1,181
1,339
1,379
1,506
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims


%
R$ million
74.2
74.2
72.9
62.4
74.7
83.7
77.7
85.5
84.2
58.4
66.7
76.2
66.6
67.4
63.9
7,165
7,308
7,139
5,517
7,237
7,824
7,908
8,722
8,967
7,165
7,308
7,139
5,156
6,455
7,123
6,779
6,874
7,602
361
782
701
1,129
1,848
1,365
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,473
3,900
2,931
3,778(*)
4,139
3,131(*)
3,913
2,281(*)
2,982
3,137(*)
4,266
1,574(*)
3,422
3,213(*)
4,578
1,439
1,553
747
831
361
1,009
782
1,443
701
1,417
1,129
687
1,848
2,090
1,365
2,034
2,347
2,184
2,947
2,122
838
1,720
887
1,123
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The performance of the Operating Income reflects the growth in revenues and the improvement of the Claims Ratio, due to the reduction in the frequency of the events related to Covid-19, as previously mentioned.

The Financial Income performance in all comparative periods (2Q21 and 3Q20) is justified by the behavior of the economic-financial ratios.

Technical Provisions

The Technical Provisions of the Insurance Group totaled R$289.1 billion in September 2021, an increase of 3.6% in relation to September 2020 and 0.3% regarding the previous quarter. This mainly reflects the higher provisions in the "Health" and "Life" and "Pension" lines.

Technical Provisions


R$ million
269,675 274,765 272,257 274,861 279,186 284,606 285,163 288,364 289,111
244,312 249,240 246,298 250,168 253,240 257,746 257,899 260,483 260,782
11,014 11,132 11,727 11,325 12,390 13,638 14,026 14,556 14,918
8,699 8,838 8,854 8,755 8,815 8,571 8,504 8,488 8,492
4,791 4,753 4,541 4,391 4,531 4,650 4,734 4,837 4,918
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
Total Reserves
Health
Auto/P&C
Pension Plans and Life / VGBL
Capitalization Bonds

Performance Ratios

The Combined Ratio remained stable in the quarter and increased over the 12-month period, mainly due to the increase in the Claims Ratio, which was impacted by the increased frequency of the events related to Covid-19 and the resumption of the elective procedures. Disregarding the effects of the claims notified of the Covid-19, the claims ratio of 3Q21 would be 63.9%.

The total Expense Ratio reached 7.9%, in line with the previous quarter and the same period in 2020.

Combined Ratio


%
84.4 84.2 83.6 74.5 86.0 95.5 88.0 95.8 95.8
99.1 98.2 96.9 92.0 96.7 108.9 97.8 101.9 103.5
97.1 95.3 95.4 82.0 95.6 100.0 94.9 93.4 94.0
90,6 81.7
54.6 56.1 53.5 61.8 66.8 67.4 70.4
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Health
Auto/P&C
Life
Total

Claims Ratio


%
74.2 74.2 72.9 62.4 74.7 83.7 77.7 85.5 84.2
87.9 86.1 84.2 70.0 84.6 97.4 87.2 95.1 94.4
58.8 59.3 57.9 49.3 56.3 58.1 58.4 68.8 61.2
58.2 60.9
34.8 33.9 31.8 39.0 45.8 44.8 41.1 50.0
30.3 31.1 29.7 33.3 32.3 31.3 28.8 29.6
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Property & Casualty
Auto/Optional Third-Party Liability
Total
Life/AP
Health

Expense Ratio


%
8.2 8.3 8.0 8.5 7.8 8.6 7.6 7.9 7.9
21.3 20.8 20.4 22.5 19.7 20.8 23.5 23.6 23.3
18.0 20.3 20.0 18.0 18.3 17.8 17.0 18.0 17.9
16.4 17.2
16.8 17.1 16.7 17.7 17.0 16.7 17.0
5.1 5.5
4.5 4.8 4.4 4.5 4.5 4.7 4.6
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP
Health

Life and Pension Plans


R$ million
910 1,029 811 583 639 642 627 (161) 575
9,661 10,845 9,062 7,148 10,068 8,118 9,194 9,171 10,187
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Premium and Contribution Income (1)
Net Gain/Loss

(1) Life/VGBL/PGBL/Traditional.

In comparison to the 2Q21, the net income reflects the growth in revenues, improvement in the claims ratio, substantially reducing the effects of the Covid-19 pandemic, which reduced the quantity of notices of claims in products with coverage of deaths; and by increasing the financial income, due to the behavior of the economic-financial ratios.

When comparing with the 3Q20, we see that the net income was influenced by the increase in the Claims Ratio in the "Life" line, mainly by the impacts resulting from the Covid-19 pandemic, offset by the growth in revenues and the increase in the financial income.

Policyholders and Participants in Life and Personal Accidents and in Pension Plans


Number of Life and Personal Accidents
In thousand
32,203 33,149 33,117 32,377 32,022 31,876 31,512 31,577 31,562
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept


Number of Pension and VGBL Participants
In thousand
2,942 2,937 2,912 2,893 2,882 2,873 2,867 2,876 2,923
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept

Health


R$ million
271 269 182 359 232 301 314 155 229
6,451 6,662 6,693 6,425 6,753 6,986 7,162 7,327 7,406
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos are considered for comparison purposes.

The net income in comparison with the 2Q21, showed a growth of 47.7%, reflecting mainly the growth in revenues, reduction in the claims ratio, due to the decrease in the frequency of the events related to Covid-19, by the best performance of the Administrative Efficiency Ratio, increasing the Financial Income, due to the behavior of the economic-financial ratios and growth in the quantity of policyholders.

In the comparison with the 3Q20, the net income had a slight decrease, mainly reflecting the increase in the Claims Ratio, due to the increase of the frequency of events related to Covid-19 - such as greater need for hospital care, diagnostics, appointments, hospitalizations and possible post-Covid-19 consequences. Such factors were partially offset by higher Revenues, increase of the Financial Income, due to the behavior of the economic-financial ratios, and by the improvement in the Administrative Efficiency Ratio.

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,609 3,666 3,643 3,622 3,664 3,658 3,678 3,715 3,730
136 134 132 130 128 127 125 122 120
3,473 3,532 3,511 3,492 3,536 3,531 3,553 3,593 3,610
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
Company Health Plans
Individual Health Plans

Capitalization Bonds


R$ million
155 156 125 78 105 92 108 117 136
1,634 1,654 1,460 1,205 1,410 1,181 1,339 1,379 1,506
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Capitalization Bond Income
Net Income

In the annual and quarterly comparison, we see that the net income increase was due to higher revenues (net of draws, redemptions and selling expenses) and the increase in the financial income.

We also highlight that we have maintained our leadership in this market, with a market share of 23.7% (SUSEP – August 2021).


In thousand
Number of Active Capitalization Bonds
2,733 2,736 2,733 2,633 2,565 2,506 2,350 2,192 2,075
23,105 22,220 21,574 19,706 28,721 23,533 27,986 24,098 21,360
7,387 7,477 7,465 7,231 7,161 7,016 6,914 6,930 7,206
15,718 14,743 14,109 12,475 21,560 16,517 21,072 17,168 14,154
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

Auto and Property & Casualty


R$ million
84 94 114 82 62 41 76 77 88
1,531 1,398 1,290 1,239 1,484 1,436 1,384 1,540 1,590
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Net Written Premiums
Net Income

In the comparative periods, the net income was driven by the Revenues and improvement of the Financial Income, offset by the increase in the Claims Ratio, substantially by the variation of the prices of vehicles, cost of spare parts and by the effect of the Covid-19 in the housing sector.


Number of Policyholders
In thousand
2,825 3,007 2,994 2,818 2,745 2,660 2,696 2,785 2,845
1,263 1,432 1,422 1,302 1,226 1,106 1,118 1,188 1,244
1,562 1,575 1,572 1,516 1,519 1,554 1,578 1,597 1,601
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
Auto/Optional Third-Party Liability
P&C

Main non-recurring events that affected the net income in the periods:

R$ million	3Q21	2Q21	3Q20	9M21	9M20
Recurring Net Income	**6,767**	**6,319**	**5,031**	**19,602**	**12,657**
Non-Recurring Events	**(119)**	**(345)**	**(837)**	**(827)**	**(1,575)**
- Goodwill Amortization (Gross)	(81)	(345)	(354)	(782)	(1,092)
- Provision for Restructuring [(1)]	-	-	(483)	-	(483)
- Other	(38)	-	-	(44)	-
Book Net Income	**6,648**	**5,974**	**4,194**	**18,775**	**11,082**

(1) Related to restructuring, mainly, in the branch network.

Basel Ratio

In September 2021, the Basel ratio remained above the regulatory limits, even with the increase of risk-weighted assets (RWA), due to the strong growth of the loan portfolio, of the mark to market of securities available for sale and loss of eligibility of subordinate debts in the period.

The increase of 0.8 p.p. in the Tier I ratio in 12 months (Sept/21 vs. Sept/20) is due to the higher capacity of internal generation of capital (net income), which evolved more than 34% in the period.


%
18.1
14.7
13.4
3.4
Sept19
16.5
13.3
12.0
3.2
Dec
13.9
11.4
10.3
2.5
Mar20
15.0
12.5
11.5
2.5
June
15.1
12.9
11.8
2.2
Sept
15.8
13.8
12.7
2.0
Dec
15.4
13.6
12.6
Mar21
16.0
14.1
13.1
June
15.2
13.7
12.7
Sept
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital


Changes in the Tier I Ratio in the quarter
%
14.1
1.1
13.1
0.8
(0.5)
0.1
(0.7)
(0.1)
13.7
1.1
12.7
Limits 2021 (1)
Resolution No 4,783/20
Since April, 2021
8.625% Tier 1
7.125% Common Equity
June21
Net Income 3Q21
MTM of Securities - Equity Valuation Adjustments
Effects of Prudential Adjustments
Weighted Assets
Interest on Shareholders' Equity
Sept21
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, together with the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Main Economic Indicators

	3Q21	2Q21	3Q20	9M21	9M20
Main Indicators (%)					
Interbank Deposit Certificate (CDI)	1.23	0.79	0.51	2.52	2.28
Ibovespa	(12.48)	8.72	(0.48)	(6.75)	(18.20)
USD – Commercial Rate	8.74	(12.20)	3.01	4.67	39.95
General Market Price Index (IGP-M)	0.80	6.30	9.59	16.00	14.40
Extended Consumer Price Index (IPCA)	3.02	1.68	1.24	6.90	1.34
Business Days (#)	65	62	65	188	188
Calendar Days (#)	92	91	92	273	274
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.4394	5.0022	5.6407	5.4394	5.6407
CDS 5 years (Points)	206	165	250	206	250
Selic - Base Interest Rate (% p.a.)	6.25	4.25	2.00	6.25	2.00
BM&F Fixed Rate (% p.a.)	8.98	6.57	2.77	8.98	2.77

Guidance **2021**

Guidance 2021	Disclosed	Realized 9M21	Reviewed
Expanded Loan Portfolio	9% to 13%	16.4%	14.5% to 16.5%
Client Portion	2% to 6%	4.7%	Maintained
Fee and Commission Income	1% to 5%	5.0%	2% to 6%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5% to -1%	-2.5%	Maintained
Income from Insurance, Pension Plans and Capitalization Bonds [(1)] (It includes the financial income of the operation)	-15% to -20%	-19.5%	-10% to 0%
Expanded ALL - R$ billion	R$14.0 to R$17.0	R$10.8	R$13.0 to R$16.0

(1) Projections of revenues with growth between 8% and 10%.

Bradesco Forecast

%	2021	2022
USD - Commercial Rate (year-end) - R$	5.50	5.70
Extended Consumer Price Index (IPCA)	9.40	4.50
General Market Price Index (IGP-M)	18.50	5.00
Selic (year-end)	9.25	10.25
Gross Domestic Product (PIB)	5.20	0.75

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which, depending on future events, may not prove to be accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

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